SEC Mail Processing Section

FEB 27 2015

Washington DC
403

SECU[barcode]SSION

15045154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68794

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Bridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Lexington Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith George (908) 231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Curcio, Wieselthier & Cohen, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, David M. Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Bridge Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KYLE R. RAFFO
Notary Public, State of New York
Registration #01RA6287067
Qualified In New York County
Commission Expires August 5, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

DECEMBER 31, 2014

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Board of Directors
Park Bridge Securities LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Park Bridge Securities LLC's Exemption Report, in which Park Bridge Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Park Bridge Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and Park Bridge Securities LLC stated that Park Bridge Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Park Bridge Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park Bridge Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curcio, Wieselthier & Cohen, CPA's, P.C.

Curcio Wieselthier & Cohen, CPA's PC
New York, New York
January 30, 2015

PARK BRIDGE SECURITIES

Park Bridge Securities LLC's Exemption Report

Park Bridge Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Park Bridge Securities LLC

I, David M. Rodgers, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David M. Rodgers
Title: President
January 16, 2015

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2014

PARK BRIDGE SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

CURCIO
WIESELTHIER
+COHEN

CERTIFIED PUBLIC ACCOUNTANTS PC 7 PENN PLAZA, SUITE 1500 NEW YORK NY 10001
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.cwccpafirm.com

To the Board of Directors
Park Bridge Securities LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of Park Bridge Securities LLC (a New York limited liability company), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Park Bridge Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Park Bridge Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of Park Bridge Securities LLC's financial statements. The supplemental information is the responsibility of Park Bridge Securities LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly states, in all material respects, in relation to the financial statements as a whole.

Curcio, Wieselthier & Cohen, CPA's, P.C.

Curcio, Wieselthier & Cohen, C.P.A.'S, P.C.
New York, New York
January 30, 2015

PARK BRIDGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash	$	77,498
Prepaid Expenses		3,196
Total Assets	$	80,694

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	6,000
Total Current Liabilities		6,000
Member's Equity:		
Member's Equity		74,694
Total Member's Equity		74,694
Total Liabilities and Member's Equity	$	80,694

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PARK BRIDGE SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:	
Advisory Income	$ 11,841
Total Revenue	11,841
Operating Expenses:	
Insurance	69,996
Professional Fees	43,425
Office Salaries	37,500
Rent	36,000
Travel	30,000
Officer Salaries	7,500
Conferences	5,004
Office Supplies	1,800
Computer and Internet	1,200
Registration and Licences	963
Total Operating Expenses	233,388
Net Loss	$ (221,547)

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report."

PARK BRIDGE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
Balance at January 1, 2014	$ 52,237
Net Loss	(221,547)
Member's Contributions	244,004
Balance at December 31, 2014	$ 74,694

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

PARK BRIDGE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net Loss	$ (221,547)
Adjustments To Reconcile Net Income To Net Cash	
Provided By (Used For) Operating Activities:	
(Increase) or Decrease in Current Assets:	
Prepaid Expenses	1,704
Increase or (Decrease) in Current Liabilities:	
Accounts Payable	(4,000)
Net Cash Provided By (Used For) Operating Activities	(223,843)
Cash Flows From Investing Activities:	
None	-
Net Cash Provided By (Used For) Investing Activities	-
Cash Flows From Financing Activities:	
Member's Contributions	244,004
Net Cash Provided By (Used For) Financing Activities	244,004
Net Increase (Decrease) in Cash	20,161
Cash at Beginning of Year	57,337
Cash at End of Year	$ 77,498
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of the financial statements.
"See independent auditor's report"

PARK BRIDGE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Park Bridge Securities LLC ("The Company") is a single member limited liability company established in March 2009, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On November 18, 2011, the Company's application with U.S. Securities and Exchange Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 was approved. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Income Taxes

The Company, with the consent of its member, has elected to be treated as a disregarded entity for federal and state income tax purposes. As a result, the taxable income of the Company will be included in the income tax return of its member, in accordance with the provisions of the Internal Revenue Code. As such, there is no provision for income taxes.

The Company has adopted ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2014, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2011.

D) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the net capital rules of the Securities Exchange Commission. Under these rules, the Company is required to maintain minimum Net Capital, as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 (as amended).

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F) Management Review

The Company has performed an evaluation of subsequent events through January 30, 2015, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2014.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a management agreement whereby the Company reimburses the related party for certain costs that are shared between the entities. These costs include the use of facilities, shared employees, and other operating expenses. The amount paid to the related party pursuant to the management agreement for the year ended December 31, 2014 totaled $212,004.

As of December 31, 2014, there were no amounts due to the related party.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2014 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2014, there were no uninsured amounts.

NOTE 4 – SALE OF COMPANY

On November 20, 2014, the owner of the Company entered into a sales agreement, in which 100% of the ownership interests of the Company is to be sold to a unrelated company. As of January 30, 2015, the sale of the Company has not been consummated.

PARK BRIDGE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

PARK BRIDGE SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2014

Net capital	
Total member's equity	$ 74,694
Deduct: member's equity not allowable for net capital	-
Total member's equity qualifies for net capital	74,694
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	74,694
Deductions and/or changes:	
Non-allowable assets:	
Prepaid expenses	$ 3,196
Total deductions and/or changes:	3,196
Net capital before haircuts on securities positions	71,498
Haircuts on securities	-
Net capital	$ 71,498
Aggregate indebtedness	
Items included in statements of financial condition:	
Accounts payable, accrued liabilities, accrued expenses and other items included in statement of financial condition	$ 6,000
Total aggregate indebtedness	$ 6,000
Minimum net capital required	$ 5,000
Excess net capital	$ 66,498
Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required	$ 65,498
Percentage of aggregate indebtedness to net capital	8%
Reconciliation with company's computation of (included in Part II of Form X-17A-5 as of December 31, 2014)	
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$ 71,498
Net audit adjustments resulting in increased capital	-
Net capital per above	$ 71,498

PARK BRIDGE SECURITIES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

PARK BRIDGE SECURITIES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).